UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                                  SCHEDULE 13D
                            _________________________

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                          PREMIER ALLIANCE GROUP, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    211917109
                                 (CUSIP NUMBER)

                                HANK GRACIN, ESQ.
                               LEHMAN & EILEN LLP
                      50 CHARLES LINDBERGH BLVD., SUITE 505
                            UNIONDALE, NEW YORK 11553
                                 (516) 222-0888
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                                NOVEMBER 5, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                If the filing person has previously filed a statement on
Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of "240.13d-1(f) or 240.13d(g), check the following box: / /

                Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ' 24013d-7 for other parties to whom copies are to be sent.

           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 211917109                       13D                  Page 2 of 4 Pages



1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
   Kevin J. Hasenfus

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
   (a)    /  /
   (b)    /  /

3. SEC USE ONLY

4. SOURCE OF FUNDS: OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E): / /

6. CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.

7. SOLE VOTING POWER: 9,044,216 shares

8. SHARED VOTING POWER: 0 shares

9. SOLE DISPOSITIVE POWER: 9,044,216 shares

10. SHARED DISPOSITIVE POWER: 0 shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    9,044,216 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES:* / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    22.2%

14. TYPE OF REPORTING PERSON*: IN

CUSIP NO. 211917109                       13D                  Page 3 of 4 Pages

Item 1.    Security and Issuer.

                     The title of the class of equity security to which this statement relates is the common stock, par value $.001 per share ("Common Stock") of Premier Alliance Group, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 4521 Sharon Road, Suite 300, Charlotte, North Carolina 28211.

Item 2.    Identity and Background.

                     (a) The filing of this Schedule 13D is made by: Kevin J. Hasenfus.

                     (b) The address of Mr. Hasenfus is c/o Hank Gracin, Esq., Lehman & Eilen LLP, 50 Charles Lindbergh Blvd., Suite 505, Uniondale, New York 11553.

                     (c) (i) The principal occupation of Mr. Hasenfus is acting as executive vice president of business development of Premier Alliance
Group, Inc.

                     (d) During the last five (5) years, Mr. Hasenfus has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.              Source and Amount of Funds or Other Consideration

                     The shares of Common Stock acquired by Mr. Hasenfus in exchange for shares of common stock held by him in Premier Alliance Group, Inc., a North Carolina corporation.

Item 4.              Purpose of the Transaction

                     The shares of Common Stock were received for investment purposes only.

Item 5.              Interest in Securities of the Issuer

                     (a) As of December 6, 2004, Mr. Hasenfus beneficially owns 9,044,216 shares of Common Stock constituting approximately 22.2% of the shares outstanding based on information provided by the Issuer.

CUSIP NO. 211917109                       13D                  Page 4 of 4 Pages


                     (b) Mr. Hasenfus has the sole power to vote, or direct the vote, and the sole power to dispose, or direct the disposition of the 9,044,216 shares Common Stock owned by him.

                     (c) Mr. Hasenfus has not engaged in any transactions in the Issuer's common stock during the 60 days prior to the December 6, 2004 date of this Report.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer

           Not applicable.

Item 7.    Material to be Filed as Exhibits

           Not applicable.

                                   Signatures


           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: As of December 6, 2004                       /s/ Kevin J. Hasenfus
                                                    ---------------------------
                                                        Kevin J. Hasenfus